EXHIBIT 12.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(DOLLARS IN THOUSANDS)

	NINE MONTHS ENDED SEPTEMBER 30,
	2003	2004
Computation of Earnings:
Income (loss) from continuing operations before income taxes, minority interests and cumulative effect of change accounting principle	$(260,127)	$(186,657)
Add:
Fixed charges (as computed below)	215,434	193,429

	$(44,693)	$6,772

Computation of Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends:
Interest expense	$135,204	$158,193
Amortization of deferred financing costs, discounts on long-term debt and dividends on preferred stock	54,724	7,978
Interest component of operating lease expense	25,506	27,258

Fixed charges	215,434	193,429
Preferred stock dividends	43,948	28,864

Combined fixed charges and preferred stock dividends	$259,382	$222,293

Ratio of Earnings to Fixed Charges	—	—

Deficiency of Earnings to Cover Fixed Charges	$260,127	$186,657

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	—	—

Deficiency of Earnings to Cover Combined Fixed Charges and Preferred Stock Dividends	$304,075	$215,521